February 2, 2016

Kim Browning Office of Disclosure and Review Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Northern Lights Fund Trust IV – File Nos. 333-204808 and 811-23066

Dear Ms. Browning:

On January 11, 2016 Northern Lights Fund Trust IV (the "Registrant”), on behalf of Tree Ring Stock Fund, a series of the Registrant, filed Post-Effective Amendment No. 5 (the “Amendment”) to the Registrant’s Registration Statement. On the Amendment’s EDGAR transmittal page Registrant inadvertently noted the filing was made pursuant to Rule 485(a)(1) rather than the appropriate notation of Rule 485(a)(2). Registrant has authorized us to confirm that it understands that the Amendment filing is subject to a 75 day review period pursuant to Rule 485(a)(2). We apologize for the error.

Thank you for your time and attention to this filing. If you have any questions or additional comments, please call me at (614) 469-3264 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/Emily M. Little

Emily M. Little

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